200 Renaissance Center, Mail Code 482-B12-D21
Detroit, Michigan 48265
(313) 665-0370
September 12, 2007
Mr. Donald A. Walker, Jr.
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street Northeast
Washington, D.C. 20549
Dear Mr. Walker:
This communication is provided to clarify our response to comment #4 in our August 17, 2007 response to your letter dated July 27, 2007, regarding your review of GMAC’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2005, filed with the SEC on March 28, 2006, and our Quarterly Reports on Form 10-Q for the Fiscal Quarters Ended September 30, 2006, June 30, 2006, and March 31, 2006 (File No. 1-03754). While we believe we have provided comprehensive responses to your comments, we remain available to discuss any of the responses further at your convenience.
Based on consideration of the guidance in SAB 108 and our recent conversations with you, GMAC and ResCap have recently quantified and assessed the impact of the iron curtain approach as of December 31, 2006, on our previously issued 2005 and 2006 quarterly and annual financial statements. Our analyses did not change any of our previous conclusions regarding materiality. The ResCap analysis has been provided to you as supplementary information.
*  *  *  *  *
In addition to the above response, following is the statement that you requested.
The company acknowledges that:
•	We are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
Mr. Donald Walker
September 12, 2007

In the event further information is necessary please feel free to contact us. I can be reached at (313) 656-5300 or you may contact Linda Zukauckas, GMAC’s Group Vice President, Finance, at (313) 656-5500.
Sincerely,
Sanjiv Khattri
Chief Financial Officer

cc:	Stephanie Hunsaker
     Associate Chief Accountant, United States Securities and Exchange Commission
Dave Irving
     Staff Accountant, United States Securities and Exchange Commission
Amit Pande
     Assistant Chief Accountant, United States Securities and Exchange Commission
T.K. Duggan
     Chairman, GMAC LLC Audit Committee
Tom Jacob
     Chairman, Residential Capital, LLC Audit Committee
Eric Feldstein
     Chief Executive Officer, GMAC LLC
Linda Zukauckas
     Group Vice President, Finance, GMAC LLC
     & Controller and Chief Accounting Officer, Residential Capital, LLC
David DeBrunner
     Controller and Chief Accounting Officer, GMAC LLC
Jim Young
     Chief Financial Officer, Residential Finance Group, Residential Capital, LLC
David Foster
Assistant Controller, Residential Capital, LLC